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Exhibit 12.1

Polypore International, Inc.
Ratio of Earnings to Fixed Charges

	Successor			Predecessor
(in thousands)	2006	2005	May 2, 2004 through January 1, 2005	January 1, 2004 through May 1, 2004	2003	2002

Earnings:
Pretax income (loss) before extraordinary items and cumulative effect of accounting changes	$(52,887)	$(11,568)	$(27,918)	$40,518	$64,094	$28,234
Fixed charges	92,906	83,255	43,315	6,587	22,828	21,961

Earnings as adjusted	40,019	71,687	15,397	47,105	86,922	50,195
Fixed charges:
Interest expense, net	92,287	81,988	42,098	6,048	21,521	20,862
Interest portion of rental expense	619	1,267	1,217	539	1,307	1,099

Fixed charges	92,906	83,255	43,315	6,587	22,828	21,961
Fixed charges ratio	(1)	(1)	(1)	7.2x	3.8x	2.3x

(1)
Earnings were inadequate to cover fixed charges by $52,887,000 and $11,568,000 for the years ended December 30, 2006 and December 31, 2005, respectively, and $27,918,000 for the period from May 2, 2004 through January 1, 2005.

For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and the portion of rental expense that management believes is representative of the interest component of rental expense.

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Polypore International, Inc. Ratio of Earnings to Fixed Charges